EXHIBIT 19.1

Pegasystems Inc.
Insider Trading Policy

Department: Legal
Owner: General Counsel and Chief Compliance Officer
Version: V5
Effective: 9/19/2002
Last Reviewed: 12/16/2025
Last Revised: 12/16/2025
Last Approved: 12/23/2025
Reviewed: Annually

OBJECTIVE
Pegasystems has established this Insider Trading Policy (this “Policy”) to promote compliance by its Staff (as defined below) with federal, state, and foreign securities laws prohibiting insider trading.
Trading in a company’s securities while in possession of material nonpublic information regarding that company, commonly called “insider trading,” is illegal. It is also illegal to share material nonpublic information about a company with others who then trade the company’s securities, often called “tipping.” The U.S. Securities and Exchange Commission (“SEC”) and other regulators aggressively investigate and prosecute people who commit insider trading or tip material nonpublic information to others using sophisticated computer-assisted enforcement techniques to monitor trading activity and automatically detect unusual trading in a company’s stock, even in small amounts. Anyone who commits insider trading can be criminally prosecuted and required to pay substantial fines. Pegasystems is committed to preventing insider trading by its Staff.

SCOPE AND DEFINITIONS
This Policy applies to all directors, officers, employees, and contractors (together, “Staff”) of Pegasystems Inc. and its subsidiaries (together, “Pegasystems” or the “Company”). This Policy also applies to the people and entities listed below, and throughout this Policy, Staff and the people and entities listed below are collectively referred to as “Insiders”:
a)the spouse and other family members who live in the same household with a Staff member and dependent children, no matter where they live, of a Staff member; and
b)companies, trusts, and other entities that any Staff member or family member listed in (a) above controls or influences the investment decisions of, including but not limited to entities of which any Staff member or family member listed in (a) above is an executive officer, director, trustee, or major shareholder.

“Material Nonpublic Information” means information (1) that has not been made available to or is not known by the public and (2) that could reasonably be expected to affect the Company’s stock price, whether it is positive or negative.

“Trade” or “trading” means:
a)buying or selling shares of stock or other securities; or
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b)buying, selling, or entering into a derivative transaction with respect to shares of stock or other securities (such as put options, call options, forward contracts, collars, and other hedging transactions, but not including options and other equity awards granted under the Company’s equity compensation plans).

POLICY
1.No Trading When Aware of Material Nonpublic Information. An Insider who is aware of Material Nonpublic Information about the Company must not trade stock or other securities of the Company, directly or through others, until the information becomes public or is no longer material. In the case of Material Nonpublic Information becoming public, Insiders generally should not trade until the information has been publicly available for at least one full trading day

2.No Trading During “Blackout” Periods. As an additional precaution, Insiders must not trade stock or other securities of the Company, directly or through others, during the last two weeks of each fiscal quarter and continuing until one full business day after the public release of the Company’s financial results for that quarter, or during any other trading “blackout” period that the Company may impose on a Staff member and associated Insiders as a result of that Staff member’s access to Material Nonpublic Information.

3.No Short Sales or Hedging Activities. Insiders must not trade in Company securities in the form of a short sale, put, call, straddle, prepaid variable forward, equity swap, exchange fund, or through any other similar security or transaction that would permit the Insider to own Company securities without the full risks and rewards of ownership.

4.No Tipping or Misappropriation. Insiders must not communicate or “tip” Material Nonpublic Information involving the Company to any third party ("tippee"), or misappropriate any Material Nonpublic Information regarding the Company to which they are not entitled to have access. This includes communications or tips to tippees made at social, business, or other gatherings outside Pegasystems’ workplace.

5.No Improper Trading in Stock of Other Companies. In addition, if a Staff member, in the course of working for or on behalf of the Company, learns of Material Nonpublic Information about any other company, including a customer or supplier of the Company, the Staff member and Insiders associated with that Staff member must not trade in that company’s securities, directly or through other persons or entities, until the information becomes public or is no longer material.

6.Gifts. Bona fide gifts, meaning transferring Company stock or other securities to another person or entity without payment of money or anything else of value, are not considered trades subject to this Policy, unless the Insider making the gift has reason to believe that the recipient intends to sell the Company securities while the Insider making the gift is aware of Material Nonpublic Information.

Transactions that Insiders may believe are necessary or justifiable for independent reasons (such as the need to raise money for an emergency) are not excluded from this Policy. The securities laws do not recognize mitigating circumstances, and even the appearance of an improper transaction must be avoided to protect Insiders and preserve the Company’s reputation for adhering to high standards of conduct.

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Certain Exceptions
1.Permitted Transactions. This Policy generally does not apply to the following transactions in Pegasystems securities:
•Exercise of Pegasystems stock options either by paying the full exercise price in cash or by net settlement where the Company withholds some of the exercised shares to satisfy the exercise price and/or taxes, so long as no shares of common stock are sold (including through any broker-assisted cashless exercise) except in compliance with this Policy, whether to fund the exercise, pay taxes or otherwise. If a Staff member wishes to exercise Pegasystems stock options in accordance with this paragraph during a trading blackout, then the Staff member must notify and coordinate with the Chief Compliance Officer.
•Automatic “sell to cover” transactions conducted by Pegasystems’ Equity Administrator and mandated by Pegasystems’ election under one or more of its equity incentive compensation plans to require the satisfaction of tax withholding obligations to be funded by such sell to cover transactions.
•The grant or vesting of equity awards under the Company’s equity compensation plans and ongoing investments under the Pegasystems Employee Stock Purchase Plan pursuant to existing investment elections.
•Buying or selling investments in publicly traded investment companies like mutual funds and ETFs.

2.Rule 10b5-1 Plans. The trading blackout and trade pre-clearance requirements under this Policy do not apply to trades of Pegasystems securities made pursuant to a previously established “Rule 10b5-1 plan” that complies with Rule 10b5-1 of the U.S. Securities Exchange Act of 1934 and has previously been reviewed and approved by the Legal team. Rule 10b5-1 provides an affirmative defense from insider trading liability if a plan meets certain conditions specified in the rule. Any Insider who wishes to enter into a Rule 10b5-1 plan must contact Pegasystems’ Chief Compliance Officer for pre-clearance. To be pre-cleared, a Rule 10b5-1 plan must comply with the requirements of Rule 10b5-1, including but not limited to the “cooling off periods” between establishment or amendment of a plan and a transaction under the plan, and cannot be established or amended during a blackout period or when the Insider possesses Material Nonpublic Information. Insiders must obtain additional preclearance from the Chief Compliance Officer to amend or terminate an existing Rule 10b5-1 plan.

Please note that the pre-clearance of a Rule 10b5-1 plan by the Chief Compliance Officer in no way guarantees compliance with Rule 10b5-1 or reduces or eliminates any obligation by Insiders to comply with the U.S. securities laws, including the reporting and short-swing trading provisions under Section 16 of the U.S. Securities Exchange Act of 1934. If any questions arise, Insiders should consult with their own counsel when implementing a Rule 10b5-1 plan.

Policy Violations, Disciplinary Actions
Violation of this Policy or securities laws is grounds for immediate disciplinary action, up to and including termination of employment, disgorgement of profits, and/or other actions deemed appropriate by the Company. Also, criminal sanctions and civil penalties sought by the SEC and private actions for damages can be substantial.

Additional Provisions Applicable to Pegasystems’ Directors and Officers
“Directors” are the individuals serving on the Board of Directors of Pegasystems Inc.
“Officers” are the individuals designated by Pegasystems’ Board of Directors as meeting the criteria of “officers” as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934.

1. U.S. securities laws require Directors and Officers to report on SEC Forms 4 or 5 all transactions in the Company’s securities including but not limited to purchases or sales of stock, gifts, and transactions involving stock options, restricted stock units, and other equity compensation awards.

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2. Under U.S. securities laws, all Directors and Officers are liable to the Company for any profits realized in any short-swing transaction involving the Company’s stock. A short-swing transaction is defined as any sale and purchase or any purchase and sale of Pegasystems’ stock within any six-month period (with certain exceptions).

3. Pre-clearance Procedures. Directors and Officers may not engage in any trade or any other transaction in the Company’s securities without first obtaining written pre-clearance of the transaction from the Chief Compliance Officer or a person designated by the Chief Compliance Officer. The Chief Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she must refrain from initiating any transaction in Company securities, and should not inform any other person of the restriction. When making a request, the requestor must indicate whether he or she may be aware of any Material Nonpublic Information about the Company, and if so, describe those circumstances to the Chief Compliance Officer.

These pre-clearance procedures do not apply to (1) trades under a Rule 10b5-1 plan that complies with the “Rule 10b5-1 Plans” section of this Policy, (2) investments and purchases under Pegasystems’ Employee Stock Purchase Plan, or (3) the grant or vesting of a Pegasystems equity compensation award.

RESPONSIBILITIES
Chief Legal Officer and Chief Compliance Officer:
•Determines whether matters should be handled internally by Legal Team members or by outside counsel
•Approves all Legal Policies
•Enforces Legal Policies
•Provide Staff training regarding this and other policies concerning Company securities
•Review and respond to pre-clearance requests
•Review and approve trading plans

Legal Team Members:
•Interpret Legal Policies
•Assist in enforcing Legal Policies

DOCUMENT APPROVAL
The Owner of this document is responsible for ensuring that it is reviewed annually. The current version of this policy was approved by the Compliance & Risk Governing Committee on the approval date recorded above and is issued on a version-controlled basis under their authority.

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VERSION HISTORY
*List the latest changes at the top of the below table

Version	Date	Author (Pega ID)	Reason for change
5	December 16, 2025	leack	Substantive edits.
4.3	December 10, 2024	bonit	Minor updates.
4.2	April 11, 2024	folec	Updated to include previously approved changes; minor updates.
4.1	November 7, 2023	Schij3	No changes; review only.
4.0	February 7, 2023	bursj	Updated to reflect Amended SEC rules regarding Rule 10b5-1.
3.1	November 28, 2022	Schij3	No changes, review only
3.1	November 30, 2021	Lancd	No changes, review only.
3.1	November 20,2020	Ralea	No changes
3.1	March 5, 2020	Schij3	Update Copyright date, no other changes.
3.1	February 20, 2019	mesrj	Revised footer in alignment with Data Classification Policy; review only.
3.1	May 8, 2018	rosip	Minor updates
3.0	May 26, 2017	kaplb	No changes, review only.
3.0	Aug. 1, 2016	kaplb	No changes, review only.
3.0	May 24, 2015	kaplb	Updated policy.
2.0	August 3, 2009
1.0	September 19, 2002

©2025 Pegasystems Inc.